Exhibit 99.4

FULL AHEAD

ANNUAL REPORT 2014

TEN LTD

TSAKOS ENERGY NAVIGATION LTD

TNP LISTED NYSE

LNG Neo Energy

Front Cover

M/T Archangel view from the bridge,

navigating the Atlantic Ocean

November 2014

Contents

Chairman’s Letter 4

Board of Directors and Officers 6

Board Committees 7

Shareholder Information 7

Financial Statements F pages

Chairman’s Letter

April 9, 2015

Dear Shareholders,

This is my first written communication with you as Chairman of Tsakos Energy Navigation (TEN) Limited. At the last AGM, I was extremely honored to be elected to succeed John Stavropoulos, who retired after successfully leading the company for twenty years, almost since its inception. I offer John my sincerest congratulations for his leadership, my best wishes for his future endeavors and thank him for his valuable guidance.

During the second half of 2014 the oil carrier started to gradually recover across all vessel types, from a five year downturn, the longest ever in its history, complemented by a steady decline in crude oil prices. TEN’s business model was ideally positioned to benefit from such a development and as a result, it posted strong profitability for calendar 2014, after three consecutive challenging years.

Clearly, this return to profitability is of critical importance to the company, to its shareholders and to its employees. However, it is perhaps equally important to note that during and indeed despite, the prolonged market downturn, TEN management demonstrated excellence by:

(1) Raising a total in excess of $450mn of new equity, despite challenging capital market conditions,

(2) Meaningfully reducing its debt to equity ratios and its financing cost,

(3) Entering into a number of new fully financed, accretive, long-term, new-building projects with world class counterparties,

(4) Maintaining and expanding further its stellar track record with its banks, in challenging times.

(5) Maintaining its successful record of selective and timely sale and purchase initiatives on its fleet.

Despite the continued disinflation pressures in most of the developed world and relatively slower growth rates in the emerging markets, global oil demand will continue to grow going forward. This, coupled with a stronger US dollar, low oil prices and “lower for longer” interest rates, provides the ideal background for TEN’s world class management to benefit from the company’s strategic model. A model which targets to have approximately two thirds of its fleet deployed in sophisticated oil and product carriers offering high quality services to loyal blue chip customers and one third deployed in high value-added vessels (such as DP Shuttle tankers and LNG vessels) in highly accretive long-term charters. At the same time, TEN, historically, successfully manages the mix between “time” and “spot” chartered vessels in its fleet, in order to make optimal use of market trends and opportunities.

It is indeed this model and the people who run it, the reason why TEN, so successfully, overcame the challenging market conditions in the last few years and the reason the company is now returning to solid profitability, perfectly endowed for the future.

Finally, a few words about our stock price. TEN continues to constantly demonstrate best in class operating performance, has never missed and indeed has increased its dividend payment, continues to offer high value added services to its customers and has an actively involved in its management solid anchor shareholder. Furthermore, its board adheres to the highest standards of corporate governance, to which now, as its Chairman, I commit to continue to maintain and further enhance. Yet our stock, despite clearly outperforming its peers in the last twelve months, almost doubling its daily trading liquidity and with a much expanded institutional investor base, still continues to trade at an unjustifiable discount to NAV. It is time that the investor community begins to focus more on the company’s unique attributes and fully reflect this in the value of our stock.

Annual General Meeting

The shareholders’ Annual General Meeting (AGM) will be held on May 29, 2015 in Athens, Greece. I look forward to seeing you all there.

Yours sincerely,

Takis Arapoglou

Chairman of the Board

Board of Directors and Officers

TAKIS ARAPOGLOU - CHAIRMAN

Mr. Arapoglou is a Corporate Advisor with a long international executive career in Corporate and Investment Banking, International Capital Markets and in managing, restructuring and advising Financial Institutions. He was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE Group, operating in the Middle East and Africa (2010-2013). Earlier, he was Chairman and Chief Executive Officer of the National Bank of Greece Group (2004-2009), Chairman of the Hellenic Banks Association (2005-2009) and Managing Director and Global of the Banks and Securities Industry for Citigroup (1999-2004). He has served in several boards of publicly listed companies in Europe, the Middle East and Africa, as well as on Boards of Educational Foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Chairman and member of the Corporate Governance committee of Tsakos Energy Navigation Ltd. listed on the NYSE; Vice Chairman and member of the compensation committee of Titan Cement SA, listed on the Athens SE; board member and member of the compensation committee of EFG Hermes Holding SAE, listed in Cairo and the London SE, amd board member of the audit and risk committee of Credit Libanais SAL. He is Chairman of the International Board of Advisors of Tufts University in Boston, and a member of the Business Advisory Council for the International MBA program of Athens University of Economics and Business.. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities.

MICHAEL G. JOLLIFFE - CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between Tsakos/Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas, Inc., a shipping company which is quoted on the NASDAQ stock exchange in New York and which owns 39 LPG ships, four product tankers and contracts for 16 LPG newbuildings.

EFTHIMIOS E. MITROPOULOS - DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and reelected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation - International Centre for Maritime Research and Tradition” and Chancellor of the AMET Maritime University in Chennai, India.

PETER C. NICHOLSON, CBE - DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management.

FRANCIS T. NUSSPICKEL - DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant licensed in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Surgical Inc., a NASDAQ Stock Exchange listed surgical device distributer.

RICHARD L. PANIGUIAN, CBE - DIRECTOR

Mr. Paniguian concluded his contract in January of 2015 as Head of UK Defence and Security Organization, or DSO, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK and commenced as Chairman of CS Holdings in February of 2015. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, Ph.D - DIRECTOR

Dr. Patrinos is currently the Deputy Director for Research of the Center for Urban Science and Progress (CUSP) and a Distinguished Professor of Mechanical and Biomolecular Engineering at New York University. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Consultant. SGI is a US-based privately held company dedicated to developing and commercializing clean and renewable fuels and chemicals; sustainable food products; and novel medical applications such as synthetic vaccines. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect in the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University.

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. He has been involved in ship management since 1981 and has 36 months of seafaring experience. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the Chairman of the Independent Tanker Owners Association (INTERTANKO), he is also Chairman of the Korean Registry, Hellenic Committee (KR). Mr. Tsakos is currently a board member of the UK P&I Club, a member of the Union of Greek Shipowners (UGS), a member of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies.

GEORGE V. SAROGLOU - CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder of Pansystems S.A., a Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM - CHIEF FINANCIAL OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO - CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

Board Committees

AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Efstratios Georgios Arapoglou

Peter Nicholson

Richard L. Paniguian

CORPORATE GOVERNANCE NOMINATING/COMPENSATION COMMITTEE

Peter Nicholson - Chairman

Efstratios Georgios Arapoglou

Efthimios E. Mitropoulos

Francis T. Nusspickel

Richard L. Paniguian

Aristides A.N. Patrinos

BUSINESS DEVELOPMENT AND CAPITAL MARKETS COMMITTEE

Michael G. Jolliffe (Chairman)

Efstratios Georgios Arapoglou

Dimitris Bertolis

Richard L. Paniguian

George V. Saroglou

Nikolas P. Tsakos

OPERATIONAL, SAFETY AND ENVIRONMENTAL COMMITTEE

Efthimios E. Mitropoulos - Chairman

Vladimir Jadro**

Michael G. Jolliffe

Aristides A.N. Patrinos

Vassilis Papageorgiou*

OPERATIONAL AND FINANCIAL RISK COMMITTEE

Francis T. Nusspickel (Chairman)

Efstratios Georgios Arapoglou

Paul Durham

Peter C. Nicholson

George V. Saroglou

Nikolas P. Tsakos

* (Non-Director - Mr. Papageorgiou is the Deputy Chairman of Tsakos Shipping)

** (Non-Director)

Shareholder Information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE - TNP

BERMUDA - TEN

As of December 31, 2014 the Company had 84,712,295 shares outstanding.

Transfer Agent & Registar for the shares

Computershare Trust Company, N.A.

P.O. Box 30170

College Station, TX 77842-3170

Private Couriers/Registered Mail:

Computershare Trust Company, N.A.

211 Quality Circle, Suite 210

College Station, TX 77845

Computershare Phone #: (800) 522-6645

Outside the U.S. Phone: 1-201-680-6578

Questions & Inquiries via our Website:

http://www.computershare.com

Hearing Impaired #: TDD: 1-800-952-9245

Independent Auditors

Ernst & Young (Hellas)

Certified Auditors-Accountants S.A.

11th Km National Rd Athens - Lamia

114 51 Metamorphosi, Greece

Legal Counsel (New York)

Morgan, Lewis & Bockius, LLP

101 Park Avenue New York, NY 10178

U.S.A

Legal Counsel (London)

Holman Fenwick & Willan

Friary Court,

65 Crutched Friars

London, EC3N 2AE

United Kingdom

Stock information may be accessed through:

Bloomberg under: “ TNP US ”

“ TNP BH”

Reuters under: “ TNP.N ”

A copy of the Company’s Annual Report, on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:

George V. Saroglou,

Chief Operating Officer: gsaroglou@tenn.gr

Paul Durham,

Chief Financial Officer: pdurham@tenn.gr

Harrys Kosmatos,

Corporate Development Officer: hkosmatos@tenn.gr

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2014, is effective.

Nikolas P. Tsakos

President and Chief Executive Officer

Paul Durham Chief Financial Officer

Date: April 8, 2015

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS 2014

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm F-1

Consolidated Balance Sheets as of December 31, 2014 and 2013 F-3

Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012 F-4

Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 F-5

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2014, 2013 and 2012 F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012 F-7

Notes to Consolidated Financial Statements F-8

EY

Building a better working world

ERNST & YOUNG (HELLAS) Tel: +30 210 2886 000

Certified Auditors – Accountants S.A. Fax: +30 210 2886 905

8B Chimarras str., Maroussi ey.com

151 25 Athens, Greece

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 8, 2015 expressed an unqualified opinion thereon.

Athens, Greece

April 8, 2015

EY

Building a better working world

ERNST & YOUNG (HELLAS) Tel: +30 210 2886 000

Certified Auditors – Accountants S.A. Fax: +30 210 2886 905

8B Chimarras str., Maroussi ey.com

151 25 Athens, Greece

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries and our report dated April 8, 2015 expressed an unqualified opinion thereon.

Athens, Greece April 8, 2015

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars-except for share and per share data)

2014 2013

ASSETS

CURRENT ASSETS:

Cash and cash equivalents $202,107 $162,237

Restricted cash 12,334 9,527

Accounts receivable, net 42,047 21,873

Insurance claims 288 2,569

Due from related companies (Note 2) 1,895 1,084

Advances and other 10,341 13,097

Inventories 15,941 19,660

Prepaid insurance and other 2,403 2,354

Current portion of financial instruments-Fair value (Note 15) 2,443 140

Total current assets 289,799 232,541

INVESTMENTS (Note 3) 1,000 1,000

FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15) - 1,438

FIXED ASSETS (Note 5)

Advances for vessels under construction 188,954 58,521

Vessels 2,834,289 2,710,418

Accumulated depreciation (635,135) (537,350)

Vessels’ Net Book Value 2,199,154 2,173,068

Total fixed assets 2,388,108 2,231,589

DEFERRED CHARGES, net (Note 6) 20,190 17,331

Total assets $2,699,097 $2,483,899

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7) $228,492 $126,361

Payables 33,052 52,319

Due to related companies (Note 2) 10,136 6,930

Dividends payable 5,083 -

Accrued liabilities 19,255 16,628

Accrued bank interest 5,933 6,058

Unearned revenue 9,897 14,014

Current portion of financial instruments—Fair value (Note 15) 15,434 5,962

Total current liabilities 327,282 228,272

LONG-TERM DEBT, net of current portion (Note 7) 1,189,844 1,253,937

FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15) 4,059 4,027

STOCKHOLDERS’ EQUITY:

Preferred shares, $1.00 par value; 15,000,000 authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at December 31, 2014 and December 31, 2013 4,000 4,000

Common stock, $ 1.00 par value; 185,000,000 and 85,000,000 shares authorized at December 31, 2014 and December 31, 2013 respectively; 84,712,295 and 57,969,448 shares issued and outstanding at December 31, 2014 and 2013 respectively 84,712 57,969

Additional paid-in capital 650,536 500,737

Accumulated other comprehensive loss (10,290) (6,789)

Retained earnings 437,565 430,548

Total Tsakos Energy Navigation Limited stockholders’ equity 1,166,523 986,465

Noncontrolling Interest (Note 12) 11,389 11,198

Total stockholders’ equity 1,177,912 997,663

Total liabilities and stockholders’ equity $2,699,097 $2,483,899

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2014	2013	2012
VOYAGE REVENUES:	$ 501,013	$ 418,379	$ 393,989
EXPENSES:			
Commissions	18,819	16,019	12,215
Voyage expenses	135,324	116,980	111,797
Vessel operating expenses	147,346	130,760	133,251
Depreciation	97,938	95,349	94,340
Amortization of deferred dry-docking costs	4,953	5,064	4,910
Management fees (Note 2(a))	16,457	15,896	15,887
General and administrative expenses	4,430	4,366	4,093
Stock compensation expense (Note 9)	142	469	730
Foreign currency (gains)/losses	(444)	293	30
Net loss on sale of vessels	—	—	1,879
Vessel impairment charge (Note 5)	—	28,290	13,567
Total expenses	424,965	413,486	392,699
Operating income	76,048	4,893	1,290
OTHER INCOME (EXPENSES):			
Interest and finance costs, net (Note 8)	(43,074)	(40,917)	(51,576)
Interest income	498	366	1,348
Other, net	246	(2,912)	(118)
Total other expenses, net	(42,330)	(43,463)	(50,346)
Net income/(loss)	33,718	(38,570)	(49,056)
Less: Net (income)/loss attributable to the noncontrolling interest	(191)	1,108	(207)
Net income/(loss) attributable to Tsakos Energy Navigation Limited	$ 33,527	$ (37,462)	$ (49,263)
Effect of preferred dividends	(8,438)	(3,676)	—
Net income/(loss) attributable to Tsakos Energy Navigation Limited common shareholders	$ 25,089	$ (41,138)	$ (49,263)
Earnings/(loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$ 0.32	$ (0.73)	$ (0.92)
Weighted average number of shares, basic and diluted	79,114,401	56,698,955	53,301,039

The accompanying notes are an integral part of these consolidated financial statements

F-4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 (Expressed in thousands of U.S. Dollars)

2014 2013 2012

Net income/(loss) $33,718 $(38,570) $(49,056)

Other comprehensive income/(loss)

Unrealized gains/(losses) from hedging financial instruments

Unrealized (loss)/gain on interest rate swaps, net (3,655) 7,230 17,996

Amortization of deferred loss on de-designated financial instruments 154 877 2,173

Total unrealized (losses)/gains from hedging financial instruments (3,501) 8,107 20,169

Unrealized (loss)/gain on marketable securities - (79) 228

Realized gain on marketable securities reclassified to Statements of Operations - (89) (95)

Other Comprehensive (loss)/income (3,501) 7,939 20,302

Comprehensive income/(loss) 30,217 (30,631) (28,754)

Less: comprehensive (income)/loss attributable to the noncontrolling interest (191) 1,108 (207)

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited $30,026 $(29,523) $(28,961)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	Preferred Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE December 31, 2011	$ —	$ 46,209	$ 351,566	$ 554,314	$ (35,030)	$ 917,059	$ 2,099	$ 919,158
Net income/(loss)				(49,263)		(49,263)	207	(49,056)
- Issuance of 10,000,000 shares		10,000	52,329			62,329		62,329
- Issuance of 234,500 shares of restricted share units		234	(234)			—		—
- Cash dividends paid ($0.50 per common share)				(26,623)		(26,623)		(26,623)
- Other comprehensive income (loss)					20,302	20,302		20,302
- Amortization of restricted share units			730			730		730
BALANCE December 31, 2012	$ —	$ 56,443	$ 404,391	$ 478,428	$ (14,728)	$ 924,534	$ 2,306	$ 926,840
Net income/(loss)				(37,462)		(37,462)	(1,108)	(38,570)
- Issuance of 8% Series B Preferred Shares	2,000	—	45,043			47,043		47,043
- Issuance of 8.875% Series C Preferred Shares	2,000		45,315			47,315		47,315
- Issuance of common stock under distribution agency agreement		1,430	5,615			7,045		7,045
- Issuance of 96,000 shares of restricted share units		96	(96)			—		—
- Capital contribution of noncontrolling interest owners						—	10,000	10,000
- Cash dividends paid ($0.15 per common share)				(8,529)		(8,529)		(8,529)
- Dividends paid on Series B Preferred Shares				(1,889)		(1,889)		(1,889)
- Other comprehensive income (loss)					7,939	7,939		7,939
- Amortization of restricted share units			469			469		469
BALANCE December 31, 2013	$ 4,000	$ 57,969	$ 500,737	$ 430,548	$ (6,789)	$ 986,465	$ 11,198	$ 997,663
Net income/(loss)				33,527		33,527	191	33,718
- Issuance of 25,645,000 common shares		25,645	143,631			169,276		169,276
- Issuance of common stock under distribution agency agreement		1,078	6,046			7,124		7,124
- Issuance of 20,000 shares of restricted share units		20	(20)			—		—
- Cash dividends paid ($0.15 per common share)				(12,623)		(12,623)		(12,623)
- Cash dividends declared ($0.06 per common share)				(5,083)		(5,083)		(5,083)
- Dividends paid on Series B Preferred Shares				(4,000)		(4,000)		(4,000)
- Dividends paid on Series C Preferred Shares				(4,804)		(4,804)		(4,804)
- Other comprehensive income (loss)					(3,501)	(3,501)		(3,501)
- Amortization of restricted share units			142			142		142
BALANCE December 31, 2014	$ 4,000	$ 84,712	$ 650,536	$ 437,565	$ (10,290)	$ 1,166,523	$ 11,389	$ 1,177,912

The accompanying notes are an integral part of these consolidated financial statements

F-6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

2014 2013 2012

Cash Flows from Operating Activities:

Net income/(loss) $33,718 $(38,570) $(49,056)

Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation 97,938 95,349 94,340

Amortization of deferred dry-docking costs 4,953 5,064 4,910

Amortization of loan fees 1,245 1,101 946

Stock compensation expense 142 469 730

Change in fair value of derivative instruments 4,984 (6,021) (2,832)

Gain on sale of marketable securities — (89) (95)

Loss on sale of vessels — — 1,879

Vessel impairment charge — 28,290 13,567

Payments for dry-docking (6,055) (5,680) (7,566)

(Increase)/Decrease in:

Receivables (15,948) 5,269 (8,874)

Inventories 3,719 (5,304) 5,479

Prepaid insurance and other (49) 1,214 1,804

Increase/(Decrease) in:

Payables (16,061) 22,265 12,214

Accrued liabilities 2,502 5,459 (4,022)

Unearned revenue (4,117) 9,107 (2,562)

Net Cash provided by Operating Activities 106,971 117,923 60,862

Cash Flows from Investing Activities:

Advances for vessels under construction and acquisitions (130,436) (37,182) (81,848)

Vessel acquisitions and/or improvements (123,871) (108,840) (2,454)

Proceeds from sale of marketable securities — 1,585 1,098

Proceeds from sale of vessels — — 40,219

Net Cash used in Investing Activities (254,307) (144,437) (42,985)

Cash Flows from Financing Activities:

Proceeds from long-term debt 158,533 110,000 83,558

Financing costs (2,998) (1,067) (1,550)

Payments of long-term debt (120,495) (172,129) (156,794)

(Increase)/Decrease in restricted cash (2,807) 6,665 (10,208)

Proceeds from stock issuance program, net 176,400 7,045 62,329

Proceeds from preferred stock issuance, net — 94,358 —

Cash dividend (21,427) (10,418) (26,623)

Capital contribution from noncontrolling interest owners to subsidiary — 10,000 —

Net Cash provided by/(used in) Financing Activities 187,206 44,454 (49,288)

Net increase/(decrease) in cash and cash equivalents 39,870 17,940 (31,411)

Cash and cash equivalents at beginning of period 162,237 144,297 175,708

Cash and cash equivalents at end of period $202,107 $162,237 $144,297

Interest paid

Cash paid for interest, net of amounts capitalized $34,390 $44,057 $57,323

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies

(a) Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2014, 2013 and 2012, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b) Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Operations.

(d) Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(e) Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2014 and 2013). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the ageing of such balances and any amounts in dispute.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f) Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g) Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2012 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.39 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 2S0 “Accounting Changes and Error Corrections,” was to decrease net loss for the year ended December 31, 2012 by $929 or $0.02 per weighted average number of shares, both basic and diluted. The decrease in depreciation expense for the year ended December 31, 2014 was approximately $3,787 or $0.05 per weighted average number of shares, both basic and diluted and $3,787 or $0.07 per weighted average number of shares, both basic and diluted, for December 31, 2013 based on the Company’s fleet existing at December 31, 2012. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(h) Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2014 did not indicate an impairment charge, whereas at December 31, 2013 and December 31, 2012 there were impairment charges (Note 5).

(i) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2014, 2013 and 2012, there were no vessels held for sale.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(j) ***Accounting for Special Survey and Dry-docking Costs:*** The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels' life and every two and a half years within the remaining useful life of the vessels). Until December 31, 2013, for vessels older than ten years the Company estimated that the next dry-docking would be due in two and a half years. However, according to Classification Society regulations, vessels can defer dry-docking costs for five years during their first fifteen years of life, instead of ten years as previously estimated. This change in estimate does not have a material effect in the year ended December 31, 2014, and is not expected to have material effect in the following years. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k) ***Loan Costs:*** Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l) ***Accounting for Revenue and Expenses:*** Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer's cargo) to when the next charterer's cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the lease term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2014, 2013 and 2012 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2014	2013	2012
A	19%	21%	17%
B	13%	7%	14%
C	9%	11%	8%
D	7%	8%	10%

F-10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(m) Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates a liquefied natural gas (LNG) carrier which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of this vessel separately, or makes any decisions about resources to be allocated to this vessel or assesses its performance separately, therefore, the LNG carrier does not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(n) Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its the fair value, and realized payments or receipts upon exercise of the options are recognized in the Statement of Operations as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(o) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 15). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(p) Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2014.

(q) Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

(r) Marketable Securities: The Company from March 2011 until their disposal in July 2013 had investments in marketable securities that had readily determinable fair values and were classified as available for sale. Such investments were measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities were excluded from earnings and were reported in Accumulated other comprehensive income/(loss) until realized (Note 4).

(s) Recent Accounting Pronouncements:

1) Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity: In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2) Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 – Revenue from Contracts with Customers, that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position.

3) Going Concern: In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

4) Derivatives and Hedging: In November 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-16 – Derivatives and Hedging. This standard provides guidance on determining whether the host contract in a Hybrid Financial Instrument issued in the form of a share is more akin to debt or to equity. One criterion requires evaluating whether the nature of the host contract is more akin to debt or to equity and whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to the host contract. In making that evaluation, an issuer or investor may consider all terms and features in a hybrid financial instrument including the embedded derivative feature that is being evaluated for separate accounting or may consider all terms and features in the hybrid financial instrument except for the embedded derivative feature that is being evaluated for separate accounting. The use of different methods can result in different accounting outcomes for economically similar hybrid financial instruments. This guidance will be effective for periods after December 15, 2015.

5) Income Statement—Extraordinary and Unusual Items: In January 2015, the FASB issued ASU No. 2015-01 “Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2014	2013	2012
Tsakos Shipping and Trading S.A. (commissions)	6,189	5,219	5,304
Tsakos Energy Management Limited (management fees)	15,840	15,487	15,587
Tsakos Columbia Shipmanagement S.A.	2,091	1,621	1,280
Argosy Insurance Company Limited	9,529	9,129	9,701
AirMania Travel S.A.	4,797	4,810	3,661
Total expenses with related parties	38,446	36,266	35,533

Balances due from and to related parties are as follows:

	December 31, 2014	December 31, 2013
Due from related parties		
Tsakos Columbia Shipmanagement Ltd.	1,895	1,084
Total due from related parties	1,895	1,084
Due to related parties		
Tsakos Shipping and Trading S.A.	881	555
Tsakos Energy Management Limited	93	92
Argosy Insurance Company Limited	8,766	6,008
AirMania Travel S.A.	396	275
Total due to related parties	10,136	6,930

There is also, at December 31, 2014 an amount of $875 ($319 in 2013) due to Tsakos Shipping and Trading S.A. and $379 ($356 in 2013) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a) ***Tsakos Energy Management Limited (the "Management Company"):*** The Holding Company has a Management Agreement ("Management Agreement") with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2014 and 2013, the monthly fees for operating vessels were $27.5, for vessels chartered in or on a bare-boat basis were $20.4 and for the LNG carrier $35.8 ($35.0 in 2013) of which $10.0 was paid to the Management Company and $25.8 ($25.0 in 2013) to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed at $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC *Millennium* on July 30, 2013, management fees for this vessel are $27.5 per month of which $13.7 are payable to a third party manager. Management fees for the suezmax *Eurochampion 2004* are $27.5 per month of which, effective September 22, 2013, $12.0 are payable to a third party manager.

F-14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2014, 2013 and 2012, there was no such award. However, special awards totaling $400 ($500 in 2013) were paid and $460 ($0 in 2013) was declared for payment to the Management Company for services in relation to capital raising offerings during 2014 and 2013. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated to pay the Management Company the present discounted value of all payments that would have otherwise been due under the main agreement up until June 30 of the tenth year following the date of the termination plus the average of the incentive awards previously paid to TEM multiplied by 10. As at December 31, 2014 such payment would be approximately $166,256 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2014, scheduled for future delivery, are:

Year Amount

2015 19,344

2016 19,404

2017 20,111

2018 20,332

2019 20,332

2020 to 2024 91,494

191,017

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee, per vessel, of $20.4 in 2014, 2013 and $20.0 in 2012. These fees in total amounted to $2,224, $492 and $612 for 2014, 2013 and 2012, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b) Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by Tsakos family private interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2014, this commission was $605 or approximately 0.5% of the acquisition price of the vessels Euro and Eurovision, which were included in vessel’s cost. There were no sales of vessels in 2014. In 2013, there were no sales or purchases of vessels. In 2012, this commission was approximately 1%.

Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. In 2014, $200 in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014. In 2013 and 2012, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

(f) During 2014, the Company acquired the suezmax tankers Eurovision and Euro for $61,814 and $59,804 respectively. Those tankers were acquired from companies that are subject to influence by certain members of the Tsakos family, who are also shareholders, officers and directors of the Holding Company.

3. Long-term Investments

At December 31, 2014, 2013 and 2012, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2014, 2013 and 2012.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4. Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. In July 2013, the Company sold the remaining marketable securities realizing a gain of $89, reclassified from Accumulated other Comprehensive income/(loss) to the statement of Operations. At December 31, 2014 and 2013 there are no marketable securities.

5. Vessels

Acquisitions

During 2014, the Company acquired the suezmax tankers *Eurovision* and *Euro* for $61,814 and $59,804 respectively (Note 2(f)). Those tankers were acquired from companies that are subject to influence by certain members of the Tsakos family, who are also shareholders, officers and directors of the Holding Company. During 2013, the Company took delivery of two newbuilding DP2 suezmax shuttle tankers *Rio 2016* and *Brasil 2014*, at a total cost of $203,908 of which $105,763 was incurred in 2013. In 2012, there were no vessel acquisitions.

Sales

There were no vessel sales in 2014 and 2013. In 2012, the Company sold the VLCCs *La Madrina* and *La Prudencia*, classified as held for sale at December 31, 2011, for net proceeds of $40,219 in total, realizing a loss of $1,879. The capital gains or losses from the sale of vessels are separately reflected in the accompanying 2012 Consolidated Statements of Operations.

Impairment

As of December 31, 2014, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review did not indicate an impairment of the carrying value of the Company's vessels. At December 31, 2013, the carrying amount for four of the Company's vessels; *Silia T, Triathlon, Delphi* and *Millennium* was not fully recoverable. Consequently the carrying value of these four vessels, totaling $123,540 has been written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 15(c)). The resulting impairment charge was $28,290 and is reflected in the accompanying 2013 Consolidated Statements of Operations. During 2012, the carrying value of the VLCC *Millennium* was written down resulting in a total impairment charge of $13,567.

6. Deferred Charges

Deferred charges consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,830 and $12,724 at December 31, 2014 and 2013, respectively, and loan fees, net of accumulated amortization, amounted to $6,360 and $4,607 and at December 31, 2014 and 2013, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7. Long–Term Debt

Facility	2014	2013
(a) Credit facilities	732,130	808,218
(b) Term bank loans	686,206	572,080
Total	1,418,336	1,380,298
Less – current portion	(228,492)	(126,361)
Long-term portion	1,189,844	1,253,937

F-17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(a) Credit facilities

As at December 31, 2014, the Company had six reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two facilities which have both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between December 2015 and February 2019. At December 31, 2014 and 2013 there was no available unused amount. Interest is payable at rates based on LIBOR plus a spread. At December 31, 2014, the interest rates on these facilities ranged from 0.92% to 5.19% (1.48% to 5.69% at December 31, 2013).

(b) Term bank loans

Term loan balances outstanding at December 31, 2014 amounted to $686,206.

On June 17, 2014, the Company signed a new seven-year term bank loan for $42,000, which was drawn down the same day, providing partial financing of the suezmax tanker Eurovision, acquired on the same day. The loan is repayable in 14 semi-annual installments of $1,400 and a balloon payment of $22,400.

On June 30, 2014, the Company signed a new syndicated six-year term bank loan for up to $193,239 relating to the pre and post delivery partial financing of five aframax tankers under construction. On July 2, 2014, an amount of $25,610 was drawdown to finance the second yard installment for the construction of the five vessels. The loan is repayable in 12 consecutive semi-annual installments of $6,038 and a balloon payment of $120,783.

On July 7, 2014, the Company signed a new six-year term bank loan for $39,000, which was drawn down on July 8, 2014, providing partial financing of the suezmax tanker Euro, acquired on the same day. The loan is repayable in 12 consecutive semi-annual installments of $1,300 and a balloon payment of $23,400.

On August 22, 2014, the Company signed a new seven-year term bank loan for $38,800 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel. The loan is repayable in 14 consecutive semi-annual installments of $1,290 and a balloon payment of $20,740.

On August 22, 2014, the Company signed a new six-year term bank loan for up to $78,744 relating to the pre and post delivery partial financing of two aframax tankers under construction. On August 26, 2014, an amount of $10,344 was drawdown to finance the second yard installment for the construction of the vessels. The loan is repayable in 12 consecutive semi-annual installments of $2,335 and a balloon payment of $50,730.

On August 22, 2014, the Company signed a new six-year term bank loan for $39,954 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel. The loan is repayable in 12 consecutive semi-annual installments of $1,249 and a balloon of $24,971.

On September 29, 2014, the Company arranged a new term bank loan for the pre-delivery financing of the LNG carrier under construction. The facility amount is the lower of $52,195 or the 50% of the pre-delivery value of the vessel. The loan agreement was signed on October 16, 2014. An amount of $31,235 was drawdown on October 23, 2014,and an amount of $20,960 was drawn-down on March 5, 2015 (Note 16 (e)). The loan is repayable in a single installment due on the delivery date of the vessel.

All term bank loans, except for one which is paid in quarterly installments, and the one which is repayable on the delivery of the LNG carrier, are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between October 2016 and April 2024. Interest rates on the outstanding loans as at December 31, 2014 are based on LIBOR plus margin. At December 31, 2014, the interest rates on these term bank loans ranged from 1.73% to 3.98%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2014	2.23%
Year ended December 31, 2013	2.49%
Year ended December 31, 2012	1.87%

Loan movements for credit facilities and term loans throughout 2014:

Loan	Origination Date	Original Amount	Balance at January 1, 2014	New Loans	Repaid	Balance at December 31, 2014
Credit facility	2005	220,000	121,090	—	13,135	107,955
Credit facility	2006	275,000	113,270	—	11,823	101,447
Credit facility[1]	2004	179,384	101,800	—	10,555	91,245
Credit facility	2005	220,000	65,598	—	6,600	58,998
Credit facility	2006	371,010	231,010	—	20,000	211,010
10-year term loan	2004	71,250	28,907	—	3,125	25,782
Credit facility	2006	70,000	31,250	—	4,375	26,875
Credit facility	2007	120,000	87,500	—	5,000	82,500
10-year term loan	2007	88,350	60,750	—	5,520	55,230
Credit facility	2007	82,000	56,700	—	4,600	52,100
10-year term loan	2009	38,600	26,812	—	2,234	24,578
8-year term loan	2009	40,000	27,500	—	820	26,680
12 year term loan	2009	40,000	31,250	—	2,500	28,750
10-year term loan	2010	39,000	29,900	—	2,600	27,300
7-year term loan	2010	70,000	56,080	—	4,640	51,440
10-year term loan	2010	43,924	34,271	—	3,218	31,053
9-year term loan	2010	42,100	34,300	—	2,600	31,700
10-year term loan	2011	48,000	40,000	—	3,200	36,800
9-year term loan	2011	48,650	42,163	—	3,243	38,920
8-year term loan	2012	73,600	71,300	—	4,600	66,700
8-year term loan	2011	73,600	71,147	—	4,907	66,240
7-year term loan	2013	18,000	17,700	—	1,200	16,500
7-year term loan	2014	42,000	—	42,000	—	42,000
6-year term loan	2014	193,239	—	25,610	—	25,610
6-year term loan	2014	39,000	—	39,000	—	39,000
7-year term loan	2014	38,800	—	5,172	—	5,172
6-year term loan	2014	78,744	—	10,344	—	10,344
6-year term loan	2014	39,954	—	5,172	—	5,172
19-month term loan	2014	52,195	—	31,235	—	31,235
Total			1,380,298	158,533	120,495	1,418,336

1 This credit facility includes a fixed interest rate portion amounting to $42,688 as at December 31, 2014.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

F-19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted of $79,563 at December 31, 2014 and $78,144 at December 31, 2013, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250. Two loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

At December 31, 2014, the Company and its wholly and majority owned subsidiaries were compliant with the original financial covenants in its loan agreements, including the leverage ratio and the value-to-loan requirements and all other terms and covenants, except in the case of the value-to-loan requirements in one of its loan agreements with an outstanding balance of $31,700 as of December 31, 2014 ($34,300 as of December 31, 2013). The value-to-loan ratio will be satisfied with the repayment of the next two scheduled semi-annual installments and therefore, no amount has been reclassified in the current liabilities at December 31, 2014.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2014, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $49,817. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after December 31, 2014, are as follows:

Year Amount

2015 228,492

2016 260,931

2017 188,313

2018 305,713

2019 159,459

2020 and thereafter

275,428 1,418,336

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8. Interest and Finance Costs, net

2014 2013 2012

Interest expense 33,389 41,741 49,701

Less: Interest capitalized (2,384) (1,945) (1,758)

Interest expense, net 31,005 39,796 47,943

Interest swap cash settlements non-hedging 3,231 5,012 8,043

Bunkers swap cash settlements 997 (151) (2,433)

Bunker put options premium 1,199 — —

Amortization of loan fees 1,245 1,101 946

Bank charges 240 379 243

Amortization of deferred loss on termination of financial instruments 154 877 2,173

Change in fair value of non-hedging financial instruments 5,003 (6,097) (5,339)

Net total 43,074 40,917 51,576

At December 31, 2014, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $301,763 maturing from March 2016 through March 2021, on which it pays fixed rates averaging 3.61% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2014, the Company held six of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $249,013.

The fair value of such financial instruments as of December 31, 2014 and 2013 in aggregate amounted to $7,046 (negative) and $3,409 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2014 that is estimated to be reclassified into earnings within the next twelve months is $3,138.

At December 31, 2014 and 2013, the Company held one and two interest rate swaps respectively, that did not meet hedge accounting criteria. As such, the changes in their fair values during 2014 and 2013 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $1,960 (positive) and $6,025 (positive), respectively. In March 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring (nil at December 31, 2014), was being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2014 and 2013 was $154 and $877, respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2014 and 2013, the Company had seven and five bunker swap agreements, respectively in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of December 31, 2014 and 2013 was $9,228 (negative) and $177 (positive), respectively and the changes in their fair values during 2014 and 2013 amounting to $9,405 (negative) and $72 (positive), respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria. During the fourth quarter of 2014 the Company entered into three bunker put option agreements at a premium of $1,199 in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at December 31, 2014 was $2,443 and the change in their fair values since acquisition was $1,244 (positive) and has been included in Change in fair value of non-hedging financial instruments in the table above, as also those agreements do not meet the hedging criteria

9. Stockholders’ Equity

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from $100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to $200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share. On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price. The aggregate net proceeds of the two offerings were 169,276.

On May 10, 2013, the Company issued 2,000,000 8.00% Cumulative Redeemable Perpetual Series B Preferred Shares (the “Series B preferred shares”) for net proceeds of $47,043. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.0 per preferred share or $4,000 in aggregate. At any time on or after July 30, 2018, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2019, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.0 per share, at market prices. In 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124. As of December 31, 2013, the Company had sold 1,430,211 common shares under this agreement for proceeds, net of commissions and other issuance expenses, of $7,045.

On September 30, 2013, the Company issued 2,000,000 8.875% Cumulative Redeemable Perpetual Series C Preferred Shares (the “Series C preferred shares”) for net proceeds of $47,315. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.875% per annum from their date of issuance, i.e. $2.21875 per preferred share or $4,438 in aggregate. At any time on or after October 30, 2018, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series C preferred shares are not redeemed at the option of the Company in whole by October 30, 2020, the dividend rate payable on the Series C preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares, subject to an aggregate maximum rate per annum of 25% prior to October 30, 2018 and 30% thereafter. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On April 18, 2012, the Company completed an offering of 10,000,000 common shares at a price of $6.50 per share, for net proceeds of $62,329.

Under the Company’s share-based incentive plan, 20,000 restricted share units (RSUs) were granted and vested in 2014, at a fair value of $7.08 per share. In 2013, 96,000 RSUs were granted and vested at a weighted average fair value of $4.89 per share. There were no RSUs outstanding at the beginning or end of 2014 and 2013. The Company issued 150,000 RSUs in 2012 at a weighted average grant date fair value of $3.75 per share. The total fair value of shares vested during the years ended December 31, 2014, 2013 and 2012 were $142, $469 and $974 respectively.

As at December 31, 2014, under the existing share-based incentive plan approved by the shareholders, a further 868,950 RSUs or other share-based awards may be issued in the future.

Total compensation expense recognized in 2014 amounted to $142, ($469 in 2013 and $730 in 2012). As at December 31, 2014 and 2013 all granted RSUs were vested and the compensation expense recognized.

10. Accumulated other comprehensive income/(loss)

In 2014, Accumulated other comprehensive income/(loss) increased with unrealized losses from hedging financial instruments of $3,501 (gain of $8,107 and gain of $20,169 in 2013 and 2012 respectively) of which $3,655 (gain of $7,230 in 2013 and gain of $17,996 in 2012) related to unrealized losses on interest rate swaps, and $154 ($877 in 2013 and $2,173 in 2012) related to amortization of deferred loss on de-designated financial instruments. During 2013, unrealized losses on marketable securities was $79 (gain of $228), of which a gain of $89 ($95 in 2012) was realized and reclassified into earnings following the sale of the respective securities.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 AND 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11. Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 9) using the treasury stock method.

Numerator

	2014	2013	2012
Net income/(loss) attributable to Tsakos Energy Navigation Limited	$ 33,527	$ (37,462)	$ (49,263)
Preferred share dividends, Series B	(4,000)	(2,567)	—
Preferred share dividends, Series C	(4,438)	(1,109)	—
Net income/(loss) attributable to common stock holders	25,089	(41,138)	(49,263)
Denominator			
Weighted average common shares outstanding	79,114,401	56,698,955	53,301,039
Basic and diluted gain/(loss) per common share	$ 0.32	$ (0.73)	$ (0.92)

For 2014, 2013 and 2012 there were no non-vested RSUs.

12. Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company's major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels *Maya* and *Inca*. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 7.0% of the Company's 2014 revenue (8.3% in 2013) was generated by the charterer affiliated to Polaris.

13. Income Taxes

Under the laws of the countries of the Company's subsidiaries' incorporation and/or vessels' registration (Greece, Liberia, Marshall Islands, Panama, Bahamas), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on their gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company's stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company's stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded

F-24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14. Commitments and Contingencies

On February 26, 2014, the Company signed four new building contracts for the construction of four aframax crude carriers for $51,720 each. On October 23, 2014, the Company signed two new building contracts for the construction of two LR1 product carriers for $46,920 each. On November 26, 2014, the Company signed a new building contract relating to the construction of one shuttle tanker for $98,000. Also, on October 23, 2014 the Company signed a termination agreement for a contract signed in 2012, with the same yard, for the construction of a shuttle tanker. Under this old contract, an amount of $4,500 was paid in 2013 as part of the first installment. Under the termination agreement, an amount of $600 per vessel will be used against the contract price of the LR1 product carriers and an amount of $1,650 will be used against the contract price of the shuttle tanker. The remaining prepaid amount of $1,650 will be used against the contract price of future new buildings, currently being discussed between the Company and the Shipyard.

Including the newbuilding contracts signed in 2014, at December 31, 2014, the Company had under construction nine aframax tankers, two LR1 product tankers, one shuttle tanker and one LNG carrier. The total contracted amount remaining to be paid for the thirteen vessels under construction, plus the extra costs agreed as at December 31, 2014 was $710,466. Scheduled remaining payments as at December 31, 2014 were $128,492 in 2015, $373,009 in 2016 and $208,965 in 2017.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year

Amount

2015

178,444

2016

113,683

2017

143,875

2018

156,001

2019 to 2028

803,810

Minimum charter revenue

1,395,813

These amounts do not assume any off-hire.

The Company has signed charter party agreements for twelve of its vessels under construction for periods ranging from 4.5 years to 8 years to commence on delivery of the vessels, delivered between the second quarter of 2016 and the third quarter of 2017. Revenues of $620,366 to be generated by these vessels have been included in the above table.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15. Financial Instruments

(a) Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 7 and 8.

(b) Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $41,782 as compared to its carrying amount of $42,688 (Note 7). The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment discussed in Note 3 and estimates that the amount presented on the accompanying Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements and bunker put option agreements, discussed in Note 8 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired vessels Silia T, Triathlon, Delphi and Millennium discussed in Note 5 as at December 31, 2013 was determined through Level 2 of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2014 and 2013 are as follows:

2014

2013

Carrying

Amount

Fair Value

Carrying

Amount

Fair Value

Financial assets/(liabilities)

Cash and cash equivalents

202,107

202,107

162,237

162,237

Restricted cash

12,334

12,334

9,527

9,527

Investments

1,000

1,000

1,000

1,000

Debt

(1,418,336)

(1,417,430)

(1,380,298)

(1,378,753)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations or in the balance sheet, as a component of Accumulated other comprehensive income/(loss).

Asset Derivatives

Liability Derivatives

December 31, 2014

December 31, 2013

December 31, 2014

December 31, 2013

Derivative

Balance Sheet Location

Fair Value

Fair Value

Fair Value

Fair Value

Derivatives designated as hedging instruments

Interest rate swaps

Current portion of financial instruments-Fair value

—

—

3,547

2,365

FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion

—

1,401

3,499

2,445

Subtotal

—

1,401

7,046

4,810

Asset Derivatives

Liability Derivatives

December 31, 2014

December 31, 2013

December 31, 2014

December 31, 2013

Derivative

Balance Sheet Location

Fair Value

Fair Value

Fair Value

Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps

Current portion of financial instruments-Fair value

—

—

2,659

3,597

FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion

—

—

560

1,582

Bunker swaps

Current portion of financial instruments-Fair value

—

140

9,228

—

FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion

—

—

—

Bunker put options

Current portion of financial instruments-Fair value

2,443

—

—

—

Subtotal

2,443

12,447

5,179

Total derivatives

2,443

1,578

19,493

9,989

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion)

Amount

Derivative

2014

2013

2012

Interest rate swaps

(7,042)

(3,338)

(2,964)

Total

(7,042)

(3,338)

(2,964)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012 (Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Gain (Loss) Reclassified From Accumulated Other Comprehensive Loss into Income (Effective Portion) Location

Amount

Derivative

2014

2013

2012

Interest rate swaps

Depreciation expense

(154)

(144)

(122)

Interest rate swaps

Interest and finance costs, net

(3,388)

(11,301)

(23,010)

Total

(3,542)

(11,445)

(23,132)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of December 31, 2014 and 2013 was $10,290 and $6,789 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Operations

Net Realized and Unrealized Gain (Loss) Recognized on Statement of Operations Location

Amount

Derivative

2014

2013

2012

Interest rate swaps

Interest and finance costs, net

(1,272)

1,012

(1,054)

Bunker swaps

Interest and finance costs, net

(10,402)

Bunker put options

Interest and finance costs, net

1,244

—

—

Total

(10,430)

1,235

(271)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2014 and 2013 using Level 2 inputs (significant other observable inputs):

December 31,

December 31,

Recurring measurements:

2014

2013

Interest rate swaps

(10,265)

(8,588)

Bunker swaps

(9,228)

177

Bunker put options

2,443

—

(17,050)

(8,411)

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2013, using Level 2 inputs (Note 5). There were no such fair value measurements as at December 31, 2014.

Nonrecurring basis

December 31, 2013 Significant Other Observable Inputs Assets / (Liabilities) (Level 2)

Vessels

$95,250

$95,250

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

16. Subsequent Events

(a) On January 27, 2015, an amount of $9,384 was paid as the first installment for the construction of the two LR1 tankers under construction.

(b) On January 29, 2015, the Company paid $0.50 per share for its 8.00% Series B Preferred Shares and $0.55469 per share for its 8.875% Series C Preferred Shares.

(c) On February 13, 2015, the Company agreed the terms of a bank loan for an amount of $35,190 relating to the pre and post delivery financing of the first of its LR1 product carriers, expected to be delivered in the third quarter of 2016.

(d) On February 24, 2015, the Company agreed the terms of a bank loan for an amount of $35,190 relating to the pre and post delivery financing of the second of its LR1 product carriers, expected to be delivered in the third quarter of 2016.

(e) On March 5, 2015, the Company drew down $20,960 for the pre-delivery financing of the LNG carrier under construction, under a loan agreed in September 2014 (Note 7). This amount was paid to the yard the same date.

(f) On March 6, 2015, an amount of $9,800 was paid as the first installment for the construction of the shuttle tanker under construction.

(g) On March 19, 2015, the Company’s Board of Directors declared a quarterly dividend of $0.06 per share of common stock outstanding to be paid on May 28, 2015 to shareholders of record as of May 21, 2015.

(h) On April 7, 2015, the Company drew down $5,122 for the pre-delivery financing of one aframax tanker under construction, under a loan agreed in June 2014 (Note 7). This amount was paid to the yard the same date.

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[GRAPHIC APPEARS HERE]

TEN LTD

TSAKOS ENERGY NAVIGATION LTD

Acceptance speech for the Commodore 2015 award by

Panagiots N. Tsakos Jr. at the CMA dinner. March 25, 2015.

Photo credit Chris Preovolos.

TNP LISTED NYSE

TEN LTD

Tsakos Energy Navigation Ltd

Megaron Makedonia

367, Syngrou Ave. 175 64 Athens, Greece

Tel + (30) 210 94 07 710 | Fax + (30) 210 94 07 716

www.tenn.gr | email: ten@tenn.gr